UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

THE TIMKEN COMPANY EMPLOYEE

SAVINGS PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

The Timken Company Employee Savings Plan

December 31, 2008 and 2007, and Year Ended

December 31, 2008

With Report of Independent Registered Public

Accounting Firm

The Timken Company Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2008 and 2007, and

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of

The Timken Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Timken Company Employee Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 24, 2009

The Timken Company Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$7,383,788	$9,188,823
Participant notes receivable	407,923	399,223

Total investments, at fair value	7,791,711	9,588,046

Receivables:
Contribution receivable from participants	10,925	11,686
Contribution receivable from The Timken Company	225,415	214,251

Total receivables	236,340	225,937

Net assets available for benefits, at fair value	8,028,051	9,813,983

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	317,382	43,780

Net assets available for benefits	$8,345,433	$9,857,763

See accompanying notes.

The Timken Company Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Investment income:
Interest	$33,473

33,473

Participant Rollovers	3,471

Contributions:
Participants	284,843
The Timken Company	389,116

673,959

Total additions	710,903

Deductions
Investment loss:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	2,081,291
Benefits paid directly to participants	128,701
Administrative expenses	13,241

Total deductions	2,223,233

Net decrease	(1,512,330)

Net assets available for benefits:
Beginning of year	9,857,763

End of year	$8,345,433

See accompanying notes.

The Timken Company Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007,

and Year Ended December 31, 2008

1. Description of Plan

The following description of The Timken Company Employee Savings Plan (formerly known as The Rail Bearing Service Corporation Employee Savings Plan) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time employees of Rail Bearing Service Corporation and Timken Industrial Services, LLC, excluding employees of Reliability Services, (collectively, the Company). The Timken Company (Timken) is the Plan Administrator. Employees of Rail Bearing Service Corporation become eligible to receive Profit Sharing Contributions immediately. Profit Sharing Contributions are based upon Rail Bearing Service Corporation’s return on assets. Full-time employees of Rail Bearing Service Corporation are eligible to contribute to the Plan after completing one year of service. Employees of Timken Industrial Services, LLC become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches Rail Bearing Service Corporation employee contributions at an amount equal to 50% on the first 6% of the participant’s gross earnings, called “Company Match Contributions.” In addition, the Company contributes Timken common shares at an amount equal to 10% on the first 6% of the participant’s gross earnings, called “Stock Match Contributions.” The Plan also provides for a discretionary “Profit Sharing Contribution” by the Company for eligible employees of Rail Bearing Service Corporation.

The Company matches Timken Industrial Services, LLC employee contributions, “Matching Contributions,” at an amount equal to 25% of the first 7% of the participant’s gross earnings.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Plan provides for a quarterly “401(k) Plus Contribution” by the Company for eligible employees of Timken Industrial Services, LLC. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0%.

Upon enrollment, a participant must direct his or her contribution in 1% increments to any of the Plan’s fund options. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. For Rail Bearing Service Corporation participants, Company Match Contributions and Profit Sharing Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants are not allowed to direct the investment of the Stock Match Contribution until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement. For Timken Industrial Services, LLC participants, 401(k) Plus Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants are not allowed to direct the investment of the Matching Contribution until attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Rail Bearing Service Corporation participants, vesting in the Company Match Contribution and Stock Match Contribution portions of their accounts plus actual earnings thereon occurs over a period of five years with 20% vested after one year and an additional 20% in each of the years two to five. Also, vesting in the Profit Sharing Contribution portion of their accounts plus actual earnings thereon occurs over a period of three years. Timken Industrial Services, LLC participants are immediately vested in Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions after the completion of three years of service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence which cannot exceed 30 years. The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the trustee shall distribute to each participant the balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in the Master Trust Agreement for the Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $10.85 and $18.18 at December 31, 2008 and 2007, respectively.

Investments in registered investment companies, common collective funds and investment contracts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31:

	2008	2007
Investments, at fair value:
The Timken Company Common Stock Fund	$225,514,383	$324,783,232
Registered investment companies	221,647,760	340,698,963
Common collective funds	182,763,527	267,376,313

	629,925,670	932,858,508

Investment contracts, at fair value	156,437,336	149,281,023
Adjustments from fair value to contract value	20,458,669	3,584,578

Investment contracts, at contract value	176,896,005	152,865,601

	$806,821,675	$1,085,724,109

At December 31, 2008, The Timken Company Common Stock Fund consisted of 20,781,153 units of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2008 and 2007 was 0.96% and 0.85% respectively.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income (loss) relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income (loss) for the Master Trust is as follows:

	Year Ended December 31,
	2008	2007
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$(120,044,417)	$41,478,441
Registered investment companies	(128,819,219)	9,055,413
Common collective funds	(73,116,499)	14,493,137

	(321,980,135)	65,026,991
Net appreciation in investment contracts	3,154,296	5,567,300
Interest and dividends	15,478,607	26,138,420

Total Master Trust	$(303,347,232)	$96,732,711

4. Fair Value

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value that is based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information to develop those assumptions. Additionally, the standard expands the disclosures about fair value measurements to include separately disclosing the fair value measurements of assets or liabilities within each level of the fair value hierarchy. The implementation of SFAS No. 157, effective January 1, 2008, did not have a material impact on the Plan’s financial statements.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The following table presents the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$225,514,383	$—	$225,514,383	$—
Registered investment companies	221,647,760	221,647,760	—	—
Common collective funds	182,763,527	—	182,763,527	—
Investment contracts	176,896,005	—	176,896,005	—

Total Assets	$806,821,675	$221,647,760	$585,173,915	$—

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded. Common collective funds and investment contracts are valued based on quoted prices for similar assets in active markets.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table presents the fair value hierarchy for those investments of the Plan measured at fair value on a recurring basis as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Assets:
Participant notes receivable	$407,923	—	—	$407,923

Total Assets	$407,923	—	—	$407,923

Participant notes receivable are valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant notes receivable
Balance, beginning of year	$399,223
Issuances and settlements, net	8,700

Balance, end of year	$407,923

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2008	2007
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$509,857	$671,060
Receivables:
Participants and Company contributions receivable	15,937	10,882

	$525,794	$681,942

Year Ended December 31, 2008
Change in net assets:
Net appreciation in fair value of investments	$(263,221)
Dividends	14,164
Participants and Company contributions	76,675
Benefits paid directly to participants	(7,886)
Expenses	(892)
Transfers to participant-directed accounts	25,012

$(156,148)

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

As described in Financial FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average yields for synthetic GICS	2008	2007
Based on actual earnings	6.5%	6.7%
Based on interest rate credited to participants	3.2%	5.4%

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$8,345,433	$9,857,763
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(317,382)	(43,780)

Net assets available for benefits per the Form 5500	$8,028,051	$9,813,983

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

7. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the IRS dated April 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take the necessary steps, if any, to maintain compliance with the Code.

9. Related-Party Transactions

Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2008:

	Shares	Dollars
Purchased	2,710,653	$37,524,874
Issued to participants for payment of benefits	122,559	1,424,418

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

The Timken Company Employee Savings Plan

EIN #34-0577130 Plan #024

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

Year Ended December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 5.0% to 9.25% with various maturity dates	$407,923

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

Date: June 26, 2009	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Assistant General Counsel